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                                                              October 10, 1996


VIA EDGAR
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

         Re:     IBJ Funds Trust
                 File No. #33-83430
                 CIK #0000929189


Dear Sir/Madam:



         On October 10, 1996 a Post-Effective Amendment pursuant to Rule 485(b) for Life Cycle Mutual Funds, Inc. was filed in error under CIK #0000929189, which is designated for IBJ Funds Trust. Pursuant to Rule 477 of the Securities Act of 1933, we hereby request withdrawal of the Post-Effective Amendment No. 2 to the Securities Act of 1933/Registration Statement No. 3 of the Investment Company Act of 1940. We inadvertenly used the incorrect CIK number. Life Cycle's Post-Effective Amendment pursuant to Rule 485(b) was correctly refiled on October 10, 1996 under CIK #0000947432.

         If you have any questions or problems, I may be reached at
(212) 808-3906.

                                         Sincerely,

                                         /s/  Sheryl Hirschfeld
                                         ----------------------------------
                                         Sheryl Hirschfeld
                                         Assistant Secretary
                                         IBJ Funds Trust




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